Media release

Rio Tinto launches new cash tender offers for up to $3 billion of its 2018, 2020, 2021 and 2022 notes

7 June 2016

Rio Tinto is continuing to use its strong liquidity position to reduce gross debt, by today commencing cash tender offers to purchase up to $3 billion of its 2018, 2020, 2021 and 2022 US dollar-denominated notes.

Today’s announcement is part of the Rio Tinto Group’s ongoing capital management and follows the successful completion of cash tender offers launched in April to purchase $1.5 billion of its 2017 and 2018 notes.

Rio Tinto Finance (USA) plc and Rio Tinto Finance (USA) Limited (each a “Company” and together, the “Companies”) are making the offers to purchase the outstanding securities listed in the tables below, each guaranteed by Rio Tinto plc and Rio Tinto Limited (the “Securities”). The terms and conditions of the offers are described in the offer to purchase (the “Offer to Purchase”), dated as of today. Capitalized terms not otherwise defined in this announcement have the same meaning as assigned to them in the Offer to Purchase.

1.     Any and All Offer

Rio Tinto Finance (USA) Limited and Rio Tinto Finance (USA) plc are offering to purchase for cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Notice of Guaranteed Delivery, any and all of the outstanding Securities listed in the table below (the “Any and All Securities”):

Title of Security	Issuer and Offeror	CUSIP/ISIN	Outstanding Principal Amount	Fixed Spread (bps)	Reference US Treasury Security	Bloomberg Reference Page
6.500% Notes due 2018	Rio Tinto Finance (USA) Limited	767201AC0/ US767201AC07	$1,669,802,000	50	0.875% U.S. Treasury Notes due 31 May, 2018	PX1
2.250% Notes due 2018	Rio Tinto Finance (USA) plc	76720AAM8/ US76720AAM80	$1,189,523,000	50	0.875% U.S. Treasury Notes due 31 May, 2018	PX1

The offer for the Any and All Securities (the “Any and All Offer”) will expire at 5pm, New York City time, on 13 June 2016, unless extended.  The consideration for the Any and All Securities will be determined by the Dealer Managers based on a fixed spread over the reference US Treasury Security, as set forth in the table above, in accordance with standard market practice as of 11am, New York City time, on 13 June 2016.  Holders will also receive Accrued Interest on the settlement date for the Any and All Offer. The settlement date for the Any and All Offer is expected to be 14 June 2016 (or 16 June 2016 in the case of Any and All Securities delivered pursuant to the guaranteed delivery procedures described in the Offer to Purchase). For the avoidance of doubt, Accrued Interest on Any and All Securities tendered using the guaranteed delivery procedures will cease to accrue on 14 June 2016.

2.     Maximum Tender Offer

The Companies are offering to purchase for cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, an aggregate principal amount up to $3 billion less the aggregate principal amount of Any and All Securities purchased in the Any and All Offer of the outstanding Securities listed in the table below (the “Maximum Tender Securities”):

Title of Security	Issuer and Offeror	CUSIP/ISIN	Acceptance Priority Level	Outstanding Principal Amount	Maximum Tender Early Tender Payment(1)	Fixed Spread (bps)	Reference U.S. Treasury Security	Bloomberg Reference Page
3.500% Notes due 2020	Rio Tinto Finance (USA) Limited	767201AK2/ US767201AK23	1	$1,000,000,000	$30	65	1.375% U.S. Treasury Notes due 31 May, 2021	PX1
4.125% Notes due 2021	Rio Tinto Finance (USA) Limited	767201AN6/ US767201AN61	2	$1,000,000,000	$30	92	1.375% U.S. Treasury Notes due 31 May, 2021	PX1
3.750% Notes due 2021	Rio Tinto Finance (USA) Limited	767201AQ9/ US767201AQ92	2	$1,150,000,000	$30	98	1.375% U.S. Treasury Notes due 31 May, 2021	PX1
3.500% Notes due 2022	Rio Tinto Finance (USA) plc	76720AAC0/ US76720AAC09	3	$1,000,000,000	$30	140	1.375% U.S. Treasury Notes due 31 May, 2021	PX1
2.875% Notes due 2022	Rio Tinto Finance (USA) plc	76720AAF3/ US76720AAF30	3	$1,000,000,000	$30	140	1.375% U.S. Treasury Notes due 31 May, 2021	PX1
Note:
(1) Per $1,000 principal amount of Securities accepted for purchase.

The offer for the Maximum Tender Securities (the “Maximum Tender Offer”) will expire at 11:59pm, New York City time on 5 July 2016, unless extended (the “Maximum Tender Offer Expiration Date”). However, in order to receive the Maximum Tender Total Consideration (as defined below), which includes the $30 early tender payment referred to below, holders must tender by 5pm, New York City time on 20 June 2016 (the “Maximum Tender Early Tender Deadline”).

The consideration (“Maximum Tender Total Consideration”) for Maximum Tender Securities validly tendered and not validly withdrawn at or prior to the Maximum Tender Early Tender Deadline and accepted for purchase by the relevant Company will be determined by the Dealer Managers based on a spread over the reference US Treasury Security, as set forth in the table above, in accordance with standard market practice as of 11am, New York City time, on 21 June 2016.

The consideration for each $1,000 principal amount of each series of Maximum Tender Securities validly tendered after the Maximum Tender Early Tender Deadline but at or prior to the Maximum Tender Expiration Date and accepted for purchase by the relevant Company is equal to the Maximum Tender Total Consideration for such series minus $30.

Holders will also receive Accrued Interest on the relevant settlement date for the Maximum Tender Offer.

The amount of each series of Maximum Tender Securities that is purchased will be based on the Maximum Tender Amount and the order of priority for such series as set forth in the table above, provided that any Maximum Tender Securities tendered at or prior to the Maximum Tender Early Tender Deadline will be accepted for purchase in priority to any Maximum Tender Securities tendered after the Maximum Tender Early Tender Deadline, even if such Maximum Tender Securities tendered following the Maximum Tender Early Tender Deadline have a higher Acceptance Priority Level than Maximum Tender Securities tendered on or prior to the Maximum Tender Early Tender Deadline.  If the Maximum Tender Offer is oversubscribed, then the Maximum Tender Securities will be subject to proration as described in the Offer to Purchase.

The Companies may elect after the Maximum Tender Early Tender Deadline and at or prior to the Maximum Tender Expiration Date to accept the Maximum Tender Securities validly tendered at or prior to the Maximum Tender Early Tender Deadline. If the Companies exercise this right, the Maximum Tender Securities tendered prior to the Maximum Tender Early Tender Deadline will be settled promptly thereafter, expected to be on or about 22 June 2016. If this right is not exercised, the Maximum Tender Offer will be settled promptly after the Maximum Tender Expiration Date, expected to be on or about 6 July 2016.

Both offers

The offers are subject to the satisfaction of certain conditions set forth in the Offer to Purchase. If any of the conditions are not satisfied or waived by the Companies, the Companies will not be obligated to accept for purchase, purchase or pay for validly tendered Securities, in each case subject to applicable laws, and may terminate the offers. The offers are not conditioned on the tender of a minimum principal amount of Securities.

Following consummation of the offers, the Securities that are purchased in the offers will be retired and cancelled and no longer remain outstanding.

The above dates and times are subject, where applicable, to the right of the Companies to extend, re-open, amend, and/or terminate the offers, subject to applicable laws. Holders of Securities are advised to check with any bank, securities broker or other intermediary through which they hold Securities when such intermediary would require to receive instructions to participate in, or withdraw their instruction to participate in, the offers before the deadlines set out above.

Holders of Securities are advised to read carefully the Offer to Purchase for full details of and information on the procedures for participating in the offers. Holders of Securities may access the Offer to Purchase and the form of Notice of Guaranteed Delivery (as described in the Offer to Purchase) at http://www.gbsc-usa.com/RioTinto.

The Lead Dealer Managers for the offers are Citigroup Global Markets Limited, HSBC Securities (USA) Inc., J.P. Morgan Securities LLC and Mitsubishi UFJ Securities (USA), Inc. The Co-Dealer Managers are Natixis Securities Americas LLC, RBS Securities Inc., Santander Investment Securities Inc. and Standard Chartered Bank.

Questions regarding the offers may be directed to:

Citigroup Global Markets Limited Toll Free: +1 (800) 558 3745 Collect: +1 (212) 723 6106 London: +44 (0) 20 7986 8969	HSBC Securities (USA) Inc. Toll Free: +1 (888) HSBC-4LM Collect: (212) 525-5552 - London: +44 (0) 20 7992 6237

J.P. Morgan Securities LLC Toll Free: +1 (866) 834 4666 Collect: +1 (212) 834 3424 London: +44 (0) 20 7134 2468	Mitsubishi UFJ Securities (USA), Inc. Toll Free: +1 (877) 744-4532 - Collect: +1 (212) 405-7481 - London: +44 (0) 20 7577 4048/4218

Copies of the Offer to Purchase and the Notice of Guaranteed Delivery (in relation to the Any and All Offer) may be obtained from the Depositary and Information Agent, Global Bondholder Services Corporation at +1 (866) 470 3800 (toll-free) or +1 (212) 430 3774 (collect) or in writing at 65 Broadway, Suite 404, New York, New York 10006.

Contacts

media.enquiries@riotinto.com

www.riotinto.com

Media Relations, EMEA/Americas

Illtud Harri

T +44 20 7781 1152

M +44 7920 503 600

David Outhwaite

T +44 20 7781 1623

M +44 7787 597 493

David Luff

T + 44 20 7781 1177
M + 44 7780 226 422

Investor Relations, EMEA/Americas

John Smelt

T +44 20 7781 1654

M +44 7879 642 675

David Ovington

T +44 20 7781 2051

M +44 7920 010 978

Grant Donald

T +44 20 7781 1262

M +44 7920 587 805

Media Relations, Australia/Asia

Ben Mitchell

T +61 3 9283 3620

M +61 419 850 212

Bruce Tobin

T +61 3 9283 3612

M +61 419 103 454

Matthew Klar

T +61 7 3625 4244

M +61 457 525 578

Investor Relations, Australia/Asia

Natalie Worley

T +61 3 9283 3063

M +61 409 210 462

Rachel Storrs

T +61 3 9283 3628

M +61 417 401 018

Rio Tinto plc

6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885

Rio Tinto Limited

120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

NOTICE AND DISCLAIMER

This press release is neither an offer to purchase, nor a solicitation of an offer to sell the Securities or any other securities. The Companies are making the offers only by, and pursuant to, the terms of the Offer to Purchase and, in the case of the Any and All Offer, the Notice of Guaranteed Delivery. The offers are not being made in any jurisdiction in which the making of or acceptance thereof would not be in compliance with the securities laws, blue sky laws or other laws of such jurisdiction. None of the Companies, the Guarantors, the Dealer Managers, the Depositary or the Information Agent is making any recommendation as to whether Holders should tender or refrain from tendering their Securities in response to the Offers or how much they should tender. Each Holder must make his, her or its own decision as to whether to tender or refrain from tendering Securities and, if a Holder determines to tender, as to how many Securities of each Series to tender.

OFFER AND DISTRIBUTION RESTRICTIONS

This announcement and the Offer to Purchase do not constitute an offer or an invitation to participate in the Offers in any jurisdiction in which, or to any person to or from whom, it is unlawful to make such offer or invitation or for there to be such participation under applicable laws. The distribution of this announcement and the Offer to Purchase in certain jurisdictions may be restricted by law. Persons into whose possession this announcement or the Offer to Purchase comes are required by each of the Companies, the Guarantors, the Dealer Managers the Depositary and the Information Agent to inform themselves about and to observe any such restrictions.

United Kingdom

The communication of this announcement, the Offer to Purchase and any other documents or materials relating to the Offers is not being made, and such documents and/or materials have not been approved, by an authorised person for the purposes of Section 21 of the Financial Services and Markets Act 2000. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom, and are only for circulation to persons to whom they can lawfully be circulated outside the United Kingdom or to persons within the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Order), or within Article 43(2) of the Order, or within Article 49(2)(a) to (d) of the Order, or to other persons to whom it may lawfully be communicated in accordance with the Order (such persons together being the “Relevant Persons”). This announcement, the Offer to Purchase and any other documents or materials relating to the Offers are  only available to Relevant Persons and the transactions contemplated herein will be available only to, and engaged in only with, Relevant Persons, and this Offer to Purchase must not be relied or acted upon by persons other than Relevant Persons.

Belgium

None of this announcement, the Offer to Purchase nor any other documents or materials relating to the Offers in respect of each Series of Securities have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority (“Authorite des services et marches financiers/Autoriteit financiele diensten en markten”) and, accordingly, the Offers may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of 1 April 2007 on public takeover bids (the “Belgian Takeover Law”) as amended or replaced from time to time. Accordingly, the Offers may not be advertised and the Offers will not be extended, and none of this announcement, the Offer to Purchase nor any other documents or materials relating to the Offers (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than (i) to “qualified investors” in the sense of Article 10 of the Belgian Law of 16 June 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets, acting on their own account or (ii) in any circumstances set out in Article 6, § 4 of the Belgian Takeover Law. This announcement and the Offer to Purchase have been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Offers. Accordingly, the information contained in this announcement and the Offer to Purchase may not be used for any other purposes or disclosed to any other person in Belgium.

France

The Offers are not being made, directly or indirectly, to the public in France. None of this announcement, the Offer to Purchase nor any other documents or offering materials relating to the Offers in respect of each Series of Securities have been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d’investissement de gestion de portfeuille pour compte de tiers) and/or (ii) qualified investors (investisseurs qualifiés), all as defined in, and in accordance with, Articles L.411-1, L.411-2 and D.411-1 to D.411-3 of the French Code monétaire et financier, are eligible to participate in the Offers. Neither this announcement nor the Offer to Purchase has been submitted to the clearance procedures (visa) of the Autorité des marchés financiers.

Italy

None of this announcement, the Offer to Purchase nor any other documents or materials relating to the Offers have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to Italian laws and regulations.

The Offers are being carried out in the Republic of Italy as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of 14 May 1999, as amended (the “Issuers’ Regulation”). The Offers are also being carried out in compliance with article 35-bis, paragraph 7 of the Issuers' Regulation.

A holder of Securities located in the Republic of Italy can tender Securities through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, CONSOB Regulation No. 16190 of 29 October 2007, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Securities or the Offers.

General

Neither this announcement nor the Offer to Purchase constitutes an offer to buy or a solicitation of an offer to sell Securities, and tenders of Securities in the Offers will not be accepted from Holders, in any jurisdiction in which such offer or solicitation is unlawful. In those jurisdictions where the securities, blue sky or other laws require an Offer to be made by a licensed broker or dealer and a Dealer Manager or its affiliate is such a licensed broker or dealer in such jurisdictions, the Offer shall be deemed to be made on behalf of the relevant Company by such Dealer Manager or such affiliate, as the case may be, and no Offer is made in any such jurisdiction where the relevant Dealer Manager or its affiliate is not so licensed.